UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 NOVELL, INC.
                               -----------------
                                (Name of Issuer)

                      Common Stock, Par Value $0.10 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  670006105
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                September 7, 2005
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 14

CUSIP NO. 670006105            SCHEDULE 13D                     Page 2 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       19,100,258**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  19,100,258**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100,258**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 670006105            SCHEDULE 13D                     Page 3 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       19,100,258**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  19,100,258**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100,258**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 670006105            SCHEDULE 13D                     Page 4 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      19,100,258**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 19,100,258**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100,258**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               5.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 670006105            SCHEDULE 13D                     Page 5 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      19,100,258**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 19,100,258**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100,258**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 670006105              SCHEDULE 13D                    Page 6 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      19,100,258**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 19,100,258**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100,258**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.0%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 670006105            SCHEDULE 13D                     Page 7 of 14

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.10 par value per share (the "Common Stock") of Novell, Inc., a Delaware corporation
(the "Issuer"). The principal executive office and mailing address of the Issuer is 404 Wyman Street, Waltham, MA 02451.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); and Blum Strategic GP III, L.P. ("Blum GP III LP"), a Delaware limited partnership (collectively, the "Reporting Persons").

Blum L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum L.P. is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum L.P. is RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum L.P.
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway   Managing Partner,
Managing Partner      Suite 400                         Blum L.P.
& Director            San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil   Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 670006105            SCHEDULE 13D                     Page 8 of 14

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Gregory L. Jackson    909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Gregory D. Hitchan    909 Montgomery St.       USA        General Counsel
General Counsel       Suite 400                           & Secretary,
& Secretary           San Francisco, CA 94133             Blum L.P.

Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. ("Blum Strategic II") and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG ("Blum Strategic KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.       USA       President & Chairman,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.       Norway    Managing Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

John C. Walker       909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Jose S. Medeiros     909 Montgomery St.       Brazil    Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133


CUSIP NO. 670006105            SCHEDULE 13D                     Page 9 of 14

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

John H. Park         909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Jeffrey A. Cozad     909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.       USA       Partner & Chief
Managing Member      Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum L.P.

Gregory D. Hitchan   909 Montgomery St.       USA       General Counsel
Member and           Suite 400                          & Secretary,
General Counsel      San Francisco, CA 94133            Blum L.P.


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P., a Delaware limited partnership
("Blum Strategic III") whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.       USA       President & Chairman,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.       Norway    Managing Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

CUSIP NO. 670006105            SCHEDULE 13D                     Page 10 of 14


Gregory L. Jackson   909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Jeffrey A. Cozad     909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

John C. Walker       909 Montgomery St.       USA       Partner,
Member               Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Jose S. Medeiros     909 Montgomery St.       Brazil    Partner,
Member               Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.       USA       Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum L.P.

Gregory D. Hitchan   909 Montgomery St.       USA       General Counsel
Member &             Suite 400                          & Secretary,
General Counsel      San Francisco, CA 94133            Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of Blum L.P.'s limited partnerships and investment advisory clients, each of the partnerships for which Blum GP II serves as the sole general partner and managing limited partner and a partnership for which Blum GP III LP serves as the sole general partner.


Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.



CUSIP NO. 670006105            SCHEDULE 13D                     Page 11 of 14


Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

On June 6, 2005, June 20, 2005 and September 6, 2005 Blum L.P. sent letters to the Issuer and the Board of Directors of the Issuer
(the "Blum Letters"). The Blum Letters are attached hereto as Exhibit B, and are incorporated by reference herein in their entirety.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on June 8, 2005, there were 380,897,010 shares of Common Stock issued and outstanding as of May 31, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 9,141,158 shares of Common Stock held by Blum L.P. and RCBA Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 2.4% of the outstanding shares of the Common Stock;
(ii) 2,467,000 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 0.6% of the outstanding shares of the Common Stock; (iii) 6,832,500 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 1.8% of the outstanding shares of the Common Stock;
and (iv) 329,800 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 329,800 shares of the Common Stock that are


CUSIP NO. 670006105            SCHEDULE 13D                     Page 12 of 14


legally owned by Virginia Electric and Power Company Qualified
Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares of the Common Stock
(collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory
Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP II and Blum GP III. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 19,100,258 shares of the Common Stock, which is 5.0% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors, executive officers, managing members and members of RCBA Inc., Blum GP II, Blum GP III and Blum GP III LP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP II, Blum GP III LP or Blum GP III.

c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Investment partnerships for       09-06-05     337,500      6.9650
which Blum L.P. serves as the
general partner and on behalf
of an entity for which Blum L.P.
serves as investment advisor.


Entity                           Trade Date    Shares    Price/Share
------                            ---------    -------   ----------
For Blum Strategic III for        09-06-05      30,200      6.9067
which Blum GP III LP              09-06-05     962,500      6.9650
serves as the general partner     09-07-05      14,800      6.9600
and for Blum GP III which         09-08-05      55,000      6.9909
serves as the general
partner for Blum GP III LP.

CUSIP NO. 670006105            SCHEDULE 13D                     Page 13 of 14


(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as noted above, Blum L.P. has voting and investment power of the shares held by it for the benefit of The Investment Advisory Clients.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A  Joint Filing Undertaking.

Exhibit B  Blum Letters.

CUSIP NO. 670006105            SCHEDULE 13D                    Page 14 of 14

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 9, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary




BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Member and General Counsel




BLUM STRATEGIC GP III, L.P.
By:  Blum Strategic GP III, L.L.C.
     Its General Partner

By:  /s/ Gregory D. Hitchan
    ----------------------------
    Gregory D. Hitchan
    Member and General Counsel





CUSIP NO. 670006105             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 9, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Member and General Counsel




BLUM STRATEGIC GP III, L.P.
By:  Blum Strategic GP III, L.L.C.
     Its General Partner

By:  /s/ Gregory D. Hitchan
    ----------------------------
    Gregory D. Hitchan
    Member and General Counsel


CUSIP NO. 670006105             SCHEDULE 13D                    Page 1 of 10

                                   Exhibit B
Blum Letters

September 6, 2005


Mr. Jack Messman
Chairman, President, and Chief Executive Officer
Novell, Inc.
404 Wyman Street
Suite 500
Waltham, MA 02451

Dear Mr. Messman,

While today's open letter from CSFB is a coincidence to our prepared letter (attached), it emphatically demonstrates that the path to success for Novell is obvious to the broadest external constituency.

Sincerely,

/s/ N. Colin Lind                  /s/ Greg Jackson

N. Colin Lind				Greg Jackson

cc:  Albert Aiello
     Fred Corrado
     Richard L. Crandall
     Wayne Mackie
     Claudine B. Malone
     Richard Nolan
     Thomas G. Plaskett
     John W. Poduska, Sr.
     James D. Robinson, III
     Kathy Brittain White
     Ron Hovsepian

CUSIP NO. 670006105             SCHEDULE 13D                    Page 2 of 10


September 6, 2005


Mr. Jack Messman
Chairman, President, and Chief Executive Officer
Novell, Inc.
404 Wyman Street
Suite 500
Waltham, MA 02451

Dear Jack,

We received your letter dated June 24, 2005 acknowledging our letter dated June 20, 2005. The terse, one-sentence correspondence thanking
Blum Capital for our input led us to believe you and the Board would not seriously consider the operating and financial proposals we outlined in our previous letters, dated June 6, 2005 and June 20, 2005 (attached). Needless to say,we were disappointed by your response (or lack thereof) as you stated in your prior letter dated June 16, 2005 that "We seriously consider your views when offered." For more than 20 years, Blum Capital has worked collaboratively with all of our portfolio investment companies, and we have most often waited for tangible evidence indicating whether or not a company would employ our suggested strategies to maximize shareholder value. In Novell's case, we are disappointed in not only your failure to consider our proposals but also at the clear lack of urgency in implementing a strategic plan.

Over two months have elapsed since your last response, and we have been discouraged by Novell's recent progress towards what we believe should be the company's goals. On August 1, 2005, Novell announced plans to eliminate 120 to 150 jobs in Europe, the Middle East, and Africa in an effort to cut costs by approximately $12 million to $16 million per year. While this is a step in the right direction, it is de minimis on a total expense base of $1 billion. We believe that you and the Board do not appreciate the immediacy or the magnitude of what must be accomplished for Novell to return to an appropriate level of profitability, and subsequently an attractive level of growth.

To reiterate, we believe it is imperative that Novell must: (1) reduce costs to an appropriate level necessary to operate all of its businesses profitability; (2) divest non-core businesses; (3) become a leader in Linux and identity management through joint ventures and selective acquisitions; and (4) optimize its capital structure to maximize shareholder value. The predominant theme in this four-step plan is the employment of disciplined analysis in allocating capital.

Addressing our first point, we believe operating expenses can be curtailed while actually improving productivity if funds for R&D, sales and marketing, and general and administrative functions are scrutinized and deployed judiciously. We estimate that over $225


CUSIP NO. 670006105             SCHEDULE 13D                    Page 3 of 10


million of operating expense reduction could be implemented in 2006 prior to the incremental costs associated with any acquisitions. As most of these cost savings are cash expenses, a key benefit would be the reinvestment of funds into higher return projects. In addition, our $225 million estimate may prove conservative as we have identified only the obvious targets for costs savings, including the company's two corporate jets, an overstaffed R&D department, the redevelopment of legacy products such as ZenWorks and GroupWise, and the maintenance of over 400 Netware engineers. As it is, this plan would yield a run rate operating profit margin of 22% during 2006, up from an unacceptable 2% estimated for 2005.

Secondly, the same argument can be made to sell non-core businesses to reduce unnecessary costs, monetize value, and redeploy funds more productively. We estimate that Novell could generate approximately $500 million of pretax cash (or equity value in spin offs) as follows:
$175 million for Celerant, $150 million for Zenworks/Tally Systems, $100 million for Groupwise, and $75 million for Cambridge Technology Partners. If generated in cash, the realized proceeds could further enhance liquidity, which would further facilitate Novell's ability to pursue necessary growth opportunities.

Regarding our third point, we believe we have identified key product areas that management should pursue either via acquisitions or joint ventures to position Novell as "The Open Stack" for Linux and to capture more value "further up the stack." Combining these products and services with Novell?s existing Linux offerings would create a formidable player in the industry offering the most complete, secure stack for mixed open and proprietary IT environments. We are aware that Novell has announced recent joint ventures that provide a small portion of these capabilities. Our plan is likely directionally similar to management's in this regard, but we feel the window of opportunity to achieve this goal is much narrower than Novell's current perception. Furthermore, we believe that this "growth" initiative should only be pursued concurrent with a well defined plan of cost cutting, divestitures, capital structure rationalization, and overriding investment discipline. Failure to do so will most certainly result, at best, in suboptimal returns for shareholders, and at worst, a missed market opportunity and a deteriorating business.

Our final point is perhaps the simplest to execute, but equally compelling. Therefore, it confounds us as to why Novell has yet to implement a major share repurchase program of $500 million. In our prior letters, we outlined the potential for 20% returns given the current depressed stock valuation, while still leaving ample liquidity for strategic acquisitions and customer assurance. In addition, it bears repeating that should Novell employ all of our operating and financial strategies, the market value of the company's stock would most likely appreciate to a level that would exceed the conversion price of the outstanding convertible debentures, thereby generating an additional $600 million of cash availability. Our analysis has the company repurchasing $750 million of stock at $7.50 per share, approximately $500 million of additional acquisitions, $500 million


CUSIP NO. 670006105             SCHEDULE 13D                    Page 4 of 10


of divestitures, and still leaves approximately $950 million of gross cash on the balance sheet at year end 2006 ($350 million net cash if the converts are not exercised), and a company that is again a substantial cash generator.

Implementing all of our proposals, we estimate run rate 2006 earnings per share would be approximately 30 cents, growing approximately 20% per annum thereafter for the next several years. As the preeminent company in the Linux field, with 22% operating margins and surplus free cash flow, we believe the stock would receive a premium multiple and a $10 per share price would be realistic, with approximately $1 per share of value in net cash on the balance sheet. That represents over 43% appreciation versus today's current stock quote of $7 in a 12 to 18 month time frame, and a sustained growth profile of a vibrant business capable of compounding shareholder returns for many years in the future.

We are deeply concerned about the direction and pace you and the Board are currently taking and have been dissatisfied with the company's results. Given the company's recent weak operating performance, we believe that the majority of Novell's shareholders share our discontent. Our conviction is firm in the future promise of the company. The question is whether the current management and board will execute.


Sincerely,

Colin Lind            Greg Jackson

/s/ N. Colin Lind     /s/ Greg Jackson

Managing Partner      Partner



cc:  Albert Aiello
     Fred Corrado
     Richard L. Crandall
     Wayne Mackie
     Claudine B. Malone
     Richard Nolan
     Thomas G. Plaskett
     John W. Poduska, Sr.
     James D. Robinson, III
     Kathy Brittain White
     Ron Hovsepian

CUSIP NO. 670006105             SCHEDULE 13D                    Page 5 of 10


June 20, 2005

Mr. Jack Messman
Chairman, President, and Chief Executive Officer
Novell, Inc.
404 Wyman Street
Suite 500
Waltham, MA 02451


Dear Jack,

Thank you for your letter dated June 16, 2005. We appreciate your feedback regarding our proposals as detailed in our letter to you, dated June 2, 2005.

While we certainly respect differences in opinion relating to the strategic direction of the company, we are compelled to dispute several conclusions in your response based on our own understanding of facts.

Regarding our proposal to curtail R&D expenses, you responded: "To suggest that all our business efforts must be profitable today, is to not fully appreciate our strategy or the need to make the investments necessary to successfully implement the strategy." We are well aware that some level of investment is required to maintain future growth and profitability.
However, our proposal to reduce R&D expenses stems from Novell's historically poor investments in both R&D and acquisitions that have yielded sub-optimal returns for shareholders with little, if any, new product sales of significance. As evidence, we point out Novell's -5.4% compounded annual sales decline since fiscal 1994 through the ten years ended fiscal 2004. During those same ten years, Novell has spent approximately $2.5 billion in R&D expenses, $365 million in acquisitions, and $635 million in capital expenditures. Since your assumption of the CEO duties in late fiscal 2001, sales growth has been just 3.5% through fiscal 2004 which is certainly an improvement from prior years, but driven primarily through acquisitions. Beginning in fiscal 2002, R&D has totaled $382 million, capital expenditures $94 million, and acquisitions $353 million. We believe such a high level of investment for 3.5% annual sales growth is not satisfactory. In addition, the most recent quarter's (Q2 05) lackluster 1.2% revenue growth is continuing confirmation that extraordinarily heavy investment in the combination of R&D and acquisitions is not justified. Given this track record, we submit that the current strategy to substantially increase spending on growth initiatives carries a much higher risk profile than management appreciates. To be clear, we are not against R&D expenses and acquisitions per se. Quite the contrary, we recognize that the judicious allocation of capital to both areas is essential for the long term health of the organization, as long as it is within the means of the company's ability to remain profitable and that it is subjected to a rigorous analytical process. Therefore, under the current circumstances we believe that reducing R&D is not only appropriate but also necessary to ensure all investment opportunities (being viewed as a scarce and valuable resource) are subjected to a disciplined process whereby only the highest return projects survive.

CUSIP NO. 670006105             SCHEDULE 13D                    Page 6 of 10


Regarding our proposal to divest Celerant Consulting, you wrote: "Although Celerant is a non-core asset, it would not be prudent to rush a transaction through, thus creating a risk that the key assets of Celerant, its highly-valued employees, could become dissatisfied with the end result, thereby destroying value that is due to all shareholders." We are open to discussions with management and the Board on this issue, and look forward to pursuing this idea further. However, we offer the following opinion on this matter: a spin-off of Celerant to Novell shareholders as an independent,publicly traded company in our view would retain employees who would see their direct efforts reflected in equity value appreciation over time. Today, as part of Novell, Celerant employees' fortunes are tied to the overall enterprise's operating performance which has led to a decline in equity value despite solid results within Celerant. In addition, surplus cash generation could be reinvested in Celerant's own growth initiatives rather than Novell's other operations where there has been no value creation historically.

Regarding our proposal to implement a $500 million share repurchase program, you said, "To date, our analysis has indicated that the current time is not appropriate for a stock buy back." It is our firm belief that your analysis is incorrect in that we cannot imagine a better, risk-adjusted rate of return offered than buying back stock given the current valuation. Had Novell at the beginning of 2002 not deployed the $353 million it spent on acquisitions plus the $53 million it spent on long-term (venture capital) investments and instead invested that capital in a share repurchase program, using average stock prices for fiscal years 2002, 2003 and 2004, shares outstanding would be almost 20% lower today. Assuming that the combined acquisitions and venture capital investments resulted in a net neutral contribution to earnings, and assuming the same price earnings multiple that the stock price currently trades at, per share market value would be 20% higher today. We note that our assumption of a neutral contribution from acquisitions may be optimistic given the $158 million write down of goodwill and intangible assets since fiscal 2002, but that only strengthens our analysis in that current earnings would be higher than our estimate.

Applying that same analysis, should the company repurchase $500 million of the outstanding shares at today's market price, it could retire approximately 80 million shares or more than 20% of the company. Again, assuming the same price earnings multiple, the stock price would be more than 20% higher. The same compelling opportunity that existed over the past three years avails itself today.

We are curious that management and the Board believes the current time is not appropriate for a stock buy back given this high return profile and that Novell continues to fund long term investments in various private, venture capital investments. At the end of fiscal 2004, Novell had a carrying value of $54 million in such long term investments (recently writing off $1 million in the past quarter), with further commitments of $33 million in the future. In examining Novell's financial statements, it appears the rate of return on these investments has been far below the level a share repurchase program would have yielded historically . We would be willing to share our analysis with you and the Board in more detail to facilitate further discussion.

CUSIP NO. 670006105             SCHEDULE 13D                    Page 7 of 10


Finally, you stated your "need for cash as a demonstration to customers of our market staying power and viability," and that customers need comfort that they will be "supported by us for many years to come," and a "strong balance sheet is an undisputed way to give customers that comfort." We believe that our proposal of leaving $500 million of cash on the balance sheet is sufficient to allay any customer concerns, particularly if Novell were to adopt our operating proposals to run each division profitably such that the overall company generates significant free cash flow. The ability to generate substantial free cash, in our opinion, is of higher priority than a large, but wasting cash balance in convincing both customers and shareholders that Novell's economic future is sound.

We look forward to additional constructive dialogue in the near future. We thank you and the Board for taking our proposals seriously, and responding to our concerns and suggestions expeditiously.

Sincerely,

/s/ Colin Lind    /s/ Greg Jackson

Colin Lind & Greg Jackson



CUSIP NO. 670006105             SCHEDULE 13D                    Page 8 of 10


June 6. 2005


Mr. Jack Messman
Chairman, President, and Chief Executive Officer
Novell, Inc.
404 Wyman Street
Suite 500
Waltham, MA 02451


Dear Jack,

Thank you for meeting with us at your offices on May 27. We very much appreciated discussing the future strategic direction of Novell, as well as the opportunity to express our own views regarding maximization of shareholder value. Toward that end, we would like to reiterate the following proposals that we offered at our meeting:

R&D expenses along with other investments should be curtailed such that Novell's core software and services business produces an operating profit, excluding interest income and subsidization from Celerant Consulting.
Our analysis indicates that without Celerant and the interest income from Novell's large cash balance, the core software and services business currently runs at an estimated loss of $50 million. In our opinion, shareholders would be better served if each of Novell's business units were to independently produce an operating profit. While R&D and other investments are important for future growth and profitability, we believe that the company could achieve these goals even with a reduction in overall expenses through a more rigorous capital allocation process.
The most critically important discipline management needs to exercise is making every business unit within Novell profitable and self-financing, even during a transition period, in order to ensure the best allocation of the company's resources. We believe it is a grave mistake to rely solely on future revenue growth, which may or may not materialize, to return the core business to profitability.

Celerant Consulting should be sold or spun off to Novell shareholders. Novell has publicly stated that it will focus on two key areas: identity management and SuSE Linux. We agree with management's decision to align all business objectives around these two very promising markets. In our experience, companies focused on a few key businesses tend to execute better yielding more favorable long-term returns for shareholders. We believe the divestiture of Celerant would increase management's attention on its core business and provide additional value for shareholders. Our preliminary analysis suggests an estimated $300 million value for Celerant.






CUSIP NO. 670006105             SCHEDULE 13D                    Page 9 of 10


Page 2
June 6, 2005
Mr. Jack Messman

Novell should adopt a disciplined return on invested capital methodology in evaluating all capital allocation projects. We agree with management that the opportunities facing Novell in identity management and SuSE Linux look very promising. However, it is unclear to us if Novell has analyzed all available investment opportunities, prioritized them, and then allocated capital accordingly. In particular, the decision to not repurchase any of the company's stock in favor of making acquisitions indicates that there is no discernable process at Novell that rationally guides the deployment of cash to maximize returns for shareholders.

Novell should implement and execute a $500 million share purchase program immediately. As we emphasized in our meeting, a share repurchase program should be thought of as another opportunity to increase shareholder value, not as an artifact to prop up a company's stock price. Given the current low valuation of the company's stock, we find it highly unlikely that the company could find an acquisition or other investment opportunity that would offer a higher rate of return for Novell's shareholders than buying back stock. Our analysis suggests a $500 million share repurchase program at the current market price would be more than 20% accretive to earnings per share by the end of 2006. Moreover, with $1 billion of net cash on the balance sheet, a stock buy back program would address Novell's inefficient capital structure as well. Even if our suggested share repurchase is implemented as outlined above, the Company would still have $500 million net cash on the balance sheet and sufficient flexibility to execute the 10 to 20 acquisitions ranging from $25 million to $50 million in purchase price that you articulated in our meeting (assuming such acquisitions with higher return potential than a share repurchase become available).

We have been on boards of many public companies. We clearly understand the duty of directors to ensure that the long-term financial flexibility of a company is not compromised. Under our proposals not only would the Company retain $500 million in net cash on its balance sheet (gross of $1.1 billion) but it would have the opportunity to create further material liquidity through the divestiture of Celerant (estimated $300 million of value). Additionally, the enhanced operating discipline resulting from implementation of such steps should result in an appreciated stock price making the outstanding debentures convertible and thereby freeing up an additional $600 million of net cash.

CUSIP NO. 670006105             SCHEDULE 13D                    Page 10 of 10


We would be happy to answer any questions you may have regarding our proposals. As significant shareholders, we look forward to working with you, other members of management and the board of directors in exploring all possible avenues to maximize value for all shareholders.

Sincerely,

/s/ Colin Lind                /s/ Greg Jackson

Colin Lind		      Greg Jackson